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                                                                     EXHIBIT 4.2




August 8, 1997

Mr. Lin Branson
HealthWatch, Inc.
2445 Cades Way
Vista, CA 92083

Dear Lin:

         I am pleased to present this letter of intent for your review concerning the proposed merger of HealthWatch, Inc., ("HealthWatch") with HALIS, Inc. ("HALIS"). The merger will be made in accordance with the terms of a mutually acceptable definitive merger agreement with the shareholders of HealthWatch, the shareholders of HALIS, and HALIS (the "Merger Agreement").

         1. MERGER CONSIDERATION. It is expected that at the closing, which is anticipated to be on or before November 30, 1997, or on an alternative mutually agreeable date, HealthWatch will merge with HALIS, and will exchange one share of HealthWatch common stock for each outstanding share of HALIS, Inc., common stock. It is expected that the number of outstanding HALIS common shares will be in excess of 40 million at the time of closing. The stock swap is expected to be in the form of a tax free exchange. Prior to the closing, HealthWatch will cause an adjustment in the number of its outstanding shares from the current approximately 3.7 million shares to 1 million shares by splitting its stock at a ratio of 1 to 3.7. In addition, HealthWatch will split the 1 million common shares contemplated herein which will have been issued to HALIS subject to certain investments made by HALIS into HealthWatch of $300,000, into 270,270 shares of HealthWatch common stock. (This is a 1:3.7 split). In addition, HealthWatch's shareholders will authorize an increase in the number of HealthWatch common shares to a total of 200,000,000 prior to closing.

         The exact form of the transaction will be determined before closing based on advice from the appropriate legal and financial parties of both HealthWatch and HALIS.

         2. CERTAIN CONDITIONS. The closing of the proposed transaction will be conditioned upon:


            (a) HALIS' management represents that it will recommend to its shareholders that this transaction be consummated according to the terms of the definitive merger agreement to be created subsequent to the execution of this letter of intent;


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            (b) Key senior management may be asked to enter into two-year employment contracts with appropriate non-competition, non-solicitation and confidentiality provisions;

            (c) HealthWatch's revenues for the period, July 1, 1996, through June 30, 1997, have averaged at least $2,000,000 on a twelve (12) month revenue rate;

            (d) HealthWatch's ability to sustain its current operations through November 30, 1997 based on its current revenue stream plus the $300,000 to be injected by HALIS, without incurring additional financial encumbrances;

            (e) HealthWatch obtaining commitment from its current debenture holders to extend the conversion date for the debenture for six months from the date of the signing of this letter of intent. The amount of this debenture is approximately $600,000;

            (f) HALIS' satisfaction with the financial condition of HealthWatch and upon there having been, from the date of this letter until the date of closing, no material adverse change in the condition, financial or otherwise, of HealthWatch and its business;

            (g) HealthWatch's satisfaction with the financial condition of HALIS and upon there having been, from the date of this letter until the date of closing, no material adverse change in the condition, financial or otherwise, of HALIS and its business;

            (h) completion, and HALIS' satisfaction with the results thereof, of HALIS' due diligence investigation of the business of HealthWatch;

            (i) completion, and HealthWatch's satisfaction with the results thereof, of HealthWatch's due diligence investigation of the business of HALIS;

            (j) the execution of the Merger Agreement by all of the shareholders of HealthWatch;

            (k) approval by the Board of Directors, legal counsel and financial advisors of both HALIS and HealthWatch;


         3. INSPECTION PERIOD. After the acceptance of this proposal by you, each company will on request make available to the other company and their respective Representatives (as defined in paragraph 7. (d) below), and permit a physical inspection by the other company and their respective Representatives of, all aspects



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of the other company's business, including the assets, agreements, financial condition and books and records which relate to each other's business. Each company will initiate its due diligence investigation and audit of the other within thirty (30) business days after your acceptance of this proposal and, once initiated, will proceed diligently to complete the same as soon as practicable.

         4. OPERATION OF THE BUSINESS.It shall be a condition to HealthWatch's obligations to close the proposed transaction that HealthWatch operate its business in the normal course from the date hereof through the earlier to occur of the termination of the obligations under this proposal or the Merger Agreement, as the case may be, or the date of closing, and not make any material change therein or enter into any material agreements, incur any material liabilities, sell any material assets other than inventory in the normal course of business, issue, redeem, or otherwise sell or purchase any shares of its capital stock or options or rights to purchase or acquire its capital stock, or distribute to its shareholders any assets, including cash or cash equivalents, by dividend or otherwise, without the prior written consent of HALIS, respectively, of which consent shall not be unreasonably withheld especially since HALIS is a publicly traded company and is on an active merger and acquisition program.

         5. OTHER PROVISIONS. The Merger Agreement will contain usual and customary representations, warranties, covenants and other agreements on behalf of HALIS, the shareholders of HALIS, and HealthWatch and the closing will be subject to usual and customary conditions, including:

            (a) obtaining all necessary consents or approvals of governmental bodies, lessors and other third parties;

            (b) absence of pending or threatened material litigation; and

            (c) delivery of customary legal opinions, closing certificates, and other documentation.

         6. COST AND EXPENSE. HALIS shall bear the costs and expenses incurred by it and its shareholders in connection with the transactions contemplated herein and HealthWatch shall bear the costs and expenses incurred by it and its shareholders in connection with the transactions contemplated herein.

         7. CONFIDENTIALITY. (a) Each company acknowledges that it and its Representatives shall from time to time have access to and be provided with confidential, secret and proprietary information regarding the business of the other, which may include technical, financial, and other information. Subject to the provisions of subparagraph (c) below, any fact or information (whether furnished or obtained orally or in writing) concerning any aspect of the business of the other



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heretofore or hereafter disclosed to the other or any of each other's directors, officers, employees, attorneys, accountants, financial advisors or other agents or obtained as a result of each company's inspection of the other and its premises or records shall be deemed to be and hereafter will be referred to as the "Evaluation Material." The Evaluation Material shall be contractually subject to protection pursuant to the provisions of this agreement, whether or not it would otherwise be regarded or legally considered "confidential," and without regard to whether such information constitutes a trade secret and is also protectable at law or in equity as a trade secret.

            (b) Each company is to (i) hold the Evaluation Material in strict confidence and secrecy, (ii) limit access to the Evaluation Material to those of its Representatives (as defined below) who need to know the same for the sole purpose of evaluation the transaction, and (iii) not use the Evaluation Material for any purposes other than the discussions with the other regarding the transaction, or disclose the Evaluation Material to any individual, firm or entity (a "Person") other than as expressly set forth below with respect to each company's Representatives, without the prior written consent of the other.

            (c) Notwithstanding the provisions of (a) and (b) above, the Evaluation Material does not include the following: (i) any information that either of us can demonstrate as being within the other company's possession prior to the time of disclosure to the other; (ii) any information which was in the public domain prior to disclosure to the other or that comes into the public domain through no fault of the other; (iii) any information which is disclosed on a non-confidential basis by a third party with rightful possession of such information; and (iv) any information, now or hereafter, independently developed without any reliance on any information disclosed by the other or its Representatives, or obtained as a result of inspection of the premises or books and records of the other. Information that does not constitute a trade secret under applicable law shall not be considered Evaluation Material for purposes of this agreement after two (2) years from the date of this agreement.

            (d) We each agree that the other will advise and cause our employees, directors, officers, accountants, attorneys, investment bankers, representatives and agents ("Representatives") who will have access to the Evaluation Material not to use any Evaluation Material for any purposes other than in connection with discussions regarding our participation in the transaction or to disclose any Evaluation Material to any Person other than to our other Representatives permitted to have access to the Evaluation Material provided above, and any such use or disclosure shall be at all times and in all events on the terms of and in compliance with the restrictions of this Agreement. We each agree to be responsible for the compliance by our Representatives with this agreement.



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            (e) We each agree that if we do not for any reason consummate the transaction, we will not for a period of one (1) year from the date hereof directly or indirectly for our account or for the account of any other Person hire any employee of the other with whom either of us had contact or who was specifically identified as part of our respective due diligence investigation of the other in connection with the transaction.

EXCLUSIVITY. Upon the acceptance of this proposal by you, HealthWatch agrees to proceed with negotiating the Definitive Agreement and ancillary documents as outlined in this letter. HealthWatch agrees that from the date of the acceptance of this proposal until its termination in accordance herewith, it nor any of its respective Representatives will hold or participate in any discussions with any other person or entity concerning the direct or indirect sale of its stock or assets, nor will HealthWatch or any of its respective Representatives entertain any offers with respect thereto. Unless earlier terminated as hereinafter provided, this letter of intent shall terminate on the date which is 90 days after the last signature below is obtained, should a Definitive Agreement not be entered into by such date. Except with respect to the provisions of paragraphs 6 and 7, either party hereto may terminate this letter by advising the other party in writing, and thereafter this letter shall have no further force and effect. In the event that one party breaches the terms of this letter of intent, the non-breaching party may terminate the letter of intent prior to the 90-day exclusivity period by giving five day written notice to the breaching party, providing that such breach is not cured within the five day period, and Health Watch may terminate the exclusivity period by written notice if HALIS fails to purchase the following principal amount of common Stock referred to in paragraph 1 hereof in accordance with the following schedule: $75,000 on or before August 19, 1997; $75,000 on or before September 15, 1997; $75,000 on or before October 15, 1997; $75,000 on or before November 15, 1997; HALIS shall have voting rights on the total of 1 million shares hereunder, but will only receive the shares on a pro rate basis as the payments hereunder are made;

         9. PUBLICITY. Neither party shall publicly announce or disclose the contents of this letter without the prior consent of the other party, which consent shall not be unreasonably withheld.

         10. BINDING EFFECT. This proposal, if accepted, shall be deemed only an expression of interest and, except for the provisions of paragraphs 6, 7,8 and 9 above, it is meant only to address the intentions of the parties with respect to the matters set forth herein. Although you and HALIS intend to proceed promptly and in good faith to achieve the consummation of the proposed transaction, this proposal does not constitute an offer by you to sell, nor an offer by HALIS to purchase, and is not a binding agreement, except for the foregoing enumerated provisions, which shall be binding on the parties hereto and their respective successors and assigns, notwithstanding the failure of the parties to execute and deliver the Merger




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Agreement. Notwithstanding any of the foregoing to the contrary, the provisions of paragraphs 6 and 7 shall survive the termination of this letter of intent.

         If you accept this proposal as a basis for negotiating a definitive written agreement, please so indicate by signing the enclosed copy of this letter and returning it promptly. If you accept this proposal, please be assured that we will negotiate with you in a positive and constructive manner, with the objective of reaching a mutually satisfactory definitive written agreement at the earliest possible date, and then proceeding promptly with completion of the proposed transaction.

Sincerely,                                  Accepted By:

HALIS, Inc.                                 HEALTHWATCH

By:                                         By:
   --------------------------------            -------------------------------
Paul Harrison, Chairman and CEO             Lin Branson, Director


Date:                                       Date:
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